UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

        ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following interview was made available on the internal website of Aventis.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC's website at www.sec.gov.

Igor Landau Comments on Decisions of Aventis Supervisory Board

ANN Interview with Igor Landau

ANN: Why has the Supervisory Board decided to invite Novartis to hold talks?

        I. Landau:    Following Sanofi's hostile bid, we said that we would study and evaluate those scenarios that would offer a stronger industrial, social and financial rationale for our employees and shareholders than the Sanofi offer. Beyond the option to continue as an independent company, this included also a potential combination with another leading pharmaceutical company. After having held preliminary talks with Novartis to assess the feasibility of such a combination, we are now at a stage were we believe that we should enter formal talks with Novartis to better assess and evaluate this option.

ANN: What could be the advantages of a tie-up with Novartis?

        I. Landau:    By combining Aventis with a company like Novartis, we could create a company which would be number one in Europe and number two in the world by almost any measure. There is a good fit between both companies: The cultures are similar, the product portfolio would be highly complementary, it would strengthen our position in key markets and the R&D pipeline would be among the best in the industry. We have always said that we want to bring Aventis to the next level of competitiveness for the benefit of our employees, our shareholders and ultimately for patients. Novartis may offer that opportunity.

ANN: What stage are these talks at, and when do you expect to receive an offer?

        I. Landau:    We have held preliminary talks and now the Supervisory Board has decided to invite Novartis to enter into negotiations. But it is clearly much too early to say if and when Novartis will make an offer.

ANN: What about the position of the French government on this potential combination?

        Landau:    As for the French and German governments, we share the goal of ensuring the success and long-term viability of the European pharmaceutical industry. We are convinced that Europe needs a strong and globally competitive pharmaceutical industry, with world-class research and development as well as manufacturing in Europe. But we are convinced that to sustain jobs in Europe in the long term, we must build a strong, international company. We have set out the alternative vision for our company, which we believe could be in the best interests of our shareholders and employees, including a potential combination with Novartis. We are sensitive to the views of the French and German governments and we will continue our discussions with both governments to address their specific issues and explain our views.

ANN: There is criticism that a combination with Novartis could have worse social consequences—in particular for France and Germany—than one with Sanofi.

        I. Landau:    On the contrary. Such a link would create one of the world's great pharmaceutical companies. Building such a strong company would be the best way to ensure job security for our employees. We can only be successful and protect employment in Europe in the long run if we are able to succeed in a highly competitive and challenging global marketplace.

ANN: Does the announcement mean that you have given up the option of remaining independent?

        I. Landau:    No. We have always said that we would look at all options that are in the best interests of our shareholders and employees. This includes the stand-alone option. We believe the excellent recent product news—the approval of Ketek by the FDA, the submissions of Genasense in the U.S. and of Exubera in Europe, and of important new indications for Taxotere to name a few—demonstrate the strength of Aventis. We believe our portfolio of existing and new products enables us to continue to deliver strong growth as a company on our own. But after Sanofi's hostile bid, we must assess whether the combination with a company of the size and reputation of Novartis could offer stronger industrial, social and financial rationale. In the end the decision is with our shareholders.

ANN: Why are you proposing to issue warrants to Aventis shareholders?

        I. Landau:    Independent assessments of the patents on Plavix have indicated that there is a significant risk that Sanofi will not be able to successfully defend them. That is also the view of our own advisors. This is one of the real dangers in the Sanofi offer for our shareholders, because the loss of Plavix in the United States could significantly cut their EPS, we estimate by around 25%. The warrants would be a sort of "insurance policy" to help protect our shareholders in the event that Sanofi takes control of the company and Plavix loses its patent protection. You must remember that most of the Sanofi offer is in the form of their own shares. It is only reasonable that we take out some form of insurance to protect our shareholders. But even if our shareholders vote to issue this warrant, that does not change the company's basic opinion of the Sanofi offer, which we consider opportunistic and inadequate.

ANN: What do you think will happen next?

        I. Landau:    We will continue to pursue the best outcome for all our shareholders and employees, and to ensure that innovative new medicines reach patients as quickly as possible. It is important to note that despite all the distractions of the past few weeks, thanks to the commitment and dedication of all Aventis employees, we have continued to get on with our job as a pharmaceutical company. As I said earlier, we have achieved major product successes and milestones: approvals for key products such as Ketek, submission of applications for other important new drugs like Genasense and Exubera, as well as pursuing the development of the many promising compounds in our pipeline.

Continuing to focus on our day-to-day business is the most efficient and useful contribution our employees can bring to our company. As a matter of fact, it is vital for our business not to suffer from this situation. We will therefore have to keep the business momentum going, to remain focused on our objectives, to serve our customers, help patients, and make progress on our ongoing projects.

Of course we cannot predict exactly how the situation will evolve in the weeks to come. Our employees should be assured, however, that my Management Board colleagues and I will do the utmost to keep them informed of any new developments, as early as possible and as far as legally permissible. We will also, as previously, regularly inform and update the works councils on key progress.

ANN: Thank you, Mr. Landau

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